EXHIBIT 11.1

NETWORK COMPUTING DEVICES, INC.

Statement Regarding Computation of Shares

Used in per Share Computations

(in thousands, except per share amounts)

	Years Ended December 31,
	2001	2000	1999
Basic:

Weighted average common shares outstanding during the period	17,613	16,686	16,192

Net income (loss)	$(9,696)	$(32,652)	$(16,259)

Basic income (loss) per share	$(0.55)	$(1.96)	$(1.00)

Diluted:

Weighted average common shares outstanding during the period	17,613	16,686	16,192
Common share equivalents:
Dilutive effect of stock options	-	-	-

Total	17,613	16,686	16,192

Net income (loss)	$(9,696)	$(32,652)	$(16,259)

Diluted income (loss) per share	$(0.55)	$(1.96)	$(1.00)